For Quorum File

084889

Indian and Northern Affairs Canada / Affaires indiennes et du Nord Canada

DEPARTMENT OF INDIAN AND NORTHERN AFFAIRS
FOR OFFICE USE ONLY
AUG 26 2005
MINING RECORDER
YELLOWKNIFE, N.W.T.

STATEMENT OF REPRESENTATION WORK

Form 9

I have done, or caused to be done, work on the following mineral claim(s):

Amount of fees: 61.98
Receipt no.: M080671

Name of claim holder(s): GLEN MACDONALD
Telephone no.: 604-719-8129

Mailing address: 420-625 HOWE STREET VANCOUVER B.C. V6G 1Y7

Licence no. (valid licence required): N31261
Mining district: NWT
NTS: 85I11

Work performed on mineral claim(s): IDA 2 F81806 IDA 3 F81807

Type of work performed: SAMPLING & GEOLOGY
Work performed on following days: 7 SEPT 2003

Work done by: G. MACDONALD, D. STRICKLAND, M. BRADEN
Address: VANCOUVER & YELLOWKNIFE

Grouping certificate no.:
Total value of work performed: 4497.20

The above noted work is to be applied to renew the following claim(s) in the amounts indicated

Claim no.	Claim name	Acreage	Cost Distribution: New work	Cost Distribution: Existing excess credit	Next due date	Excess credit
F81806	IDA 2	309.90	2248.60		2007-05-27	389.20
F81807	IDA 3	309.90	2248.60		2007-05-27	389.20

I hereby certify that
1) I have personal and intimate knowledge of the above noted facts and 2) these facts are true:

Claim holder or agent's signature: [signature] CERTIFICATE
Date: 26 AUG 2005

DEPARTMENT USE ONLY

This statement is approved as is or is approved to the value of: $	Mining Recorder signature	Approved date